SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended April, 2011

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

press release

14 April 2011

BP AND ROSNEFT EXTEND SHARE SWAP DEADLINE

BP announced today that it has agreed with Rosneft to extend the deadline for completing the share swap agreement (previously announced on 14 January) to 16 May 2011. The agreement between the two companies followed the 8 April decision of the arbitral tribunal to allow them to discuss extension of the deadline. This means that the share swap agreement will now not terminate on 14 April 2011.

The share swap agreement, between BP and Rosneft, together with the related Arctic Opportunity, were originally announced on 14 January 2011. Both the share swap agreement and the Arctic Opportunity remain subject to an interim injunction.

BP intends to continue with the arbitration process to obtain a final award on all outstanding issues, including whether or not the interim injunction should continue.

BP remains fully committed to TNK-BP as its primary business vehicle in Russia and fully supports its strategy and investment programme, which should ensure its success for decades to come. BP also owns a 1.3% interest in Rosneft and has been exploring offshore Sakhalin for over a decade and engaging in Arctic studies.

Notes to editors:

·
The arbitral tribunal was convened to resolve issues raised by Alfa Petroleum Holdings Limited and OGIP Ventures Limited relating to the share swap agreement and Arctic Opportunity arrangements agreed between BP and
Rosneft and to clarify BP's obligations under the TNK-BP shareholders' agreement.

·
The Arctic Opportunity described above refers to the arrangements agreed between BP and Rosneft in January 2011, other than the share swap agreement, in particular the exclusive opportunity until up to 31 December 2012 to negotiate final terms with Rosneft for joint exploration of the three licence blocks EPNZ-1, 2, 3 on the Russian Arctic continental shelf.

·
 Rosneft is Russia's leading oil producing company. It produces some 2.4 million barrels of oil equivalent (boe) per day, and has reserves of 15.146 billion boe. It produces oil in all key regions of Russia. Rosneft reported (pre tax) profits for the year end 31 December 2009 of $8,519m and gross assets (as at 30 September 2010) of $87,984m.

Further information:

BP press office: +44 (0)20 7496 4076
bppress@bp.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 14 April, 2011
/s/ D. J. PEARL
...............................
D. J. PEARL
Deputy Company Secretary